UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2021

ARCLIGHT CLEAN TRANSITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39546	98-1551379
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification Number)

200 Clarendon Street, 55th Floor

Boston, MA, 02116

(Address of principal executive offices)

(617) 531-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	ACTCU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	ACTC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	ACTCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

As previously disclosed, on January 11, 2021, ArcLight Clean Transition Corp., a Cayman Islands exempted company (“ArcLight”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Phoenix Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of ArcLight (“Phoenix Merger Sub”), and Proterra Inc, a Delaware corporation (“Proterra”), with the transactions contemplated thereby referred to herein as the “Business Combination.”

Concurrently with the execution of the Merger Agreement, ArcLight CTC Holdings, L.P., a Delaware limited partnership (the “Sponsor”), entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) with ArcLight and Proterra, pursuant to which the Sponsor agreed, among other things, to be subject to a lock-up with respect to its shares of common stock, par value $0.0001 per share, of ArcLight immediately following the Business Combination (the “ArcLight Common Stock”) and its warrants to acquire such shares (collectively, the “Lock-up Shares”) for a period beginning on the date of closing of the Business Combination (the “Closing Date”) and ending 180 days after the Closing Date, or for such shorter period as the parties to the Sponsor Letter Agreement may mutually agree (the “Lock-up Period”).

On February 2, 2021, ArcLight, Proterra and the Sponsor entered into Amendment No. 1 to the Sponsor Letter Agreement (the “Amendment”) to conditionally shorten the Lock-up Period with respect to a portion of the Lock-up Shares based on the trading price of the ArcLight Common Stock following the Closing Date. Under the terms of the Amendment, the Lock-up Period shall be the period beginning on the Closing Date and ending 180 days after the Closing Date; provided, that the Lock-up Period will terminate early with respect to:

(A) 33% of the Lock-up Shares on the business day after the Release Condition (as defined below) is satisfied during the period starting on the day after the Closing Date and ending on the 119th day after the Closing Date; provided, that such early termination will occur no earlier than the later of 60 days after the Closing Date and 30 days after the registration statement registering shares of ArcLight Common Stock issued on the Closing Date to investors in connection with the PIPE financing contemplated by the Merger Agreement is declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and

(B) 33% of the Lock-up Shares on the business day after the Release Condition is satisfied during the period starting 120 days after the Closing Date (which, for the avoidance of doubt, shall represent an additional 33% of the Lock-up Shares if the Release Condition shall have been satisfied in clause (A) above).

For purposes of the Amendment, the term “Release Condition” means if, over any 20 trading days within any 30 trading day period, the volume-weighted average price of ArcLight Common Stock is greater than or equal to $20.00 per share, or there occurs any transaction resulting in a change in control with a valuation for the ArcLight Common Stock that is greater than or equal to $20.00 per share; provided that the reference to $20.00 per share will be equitably adjusted on account of any changes occurring after the Closing Date in the equity securities of ArcLight by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

Under Proterra’s Ninth Amended and Restated Investors’ Rights Agreement (, the “IRA”), parties to the IRA agreed to be subject to a lock-up with respect to their outstanding shares of Proterra capital stock, including shares issuable upon exercise of outstanding warrants or conversion of outstanding secured convertible promissory notes, and the ArcLight Common Stock that will be issued in exchange for such shares of Proterra capital stock, for 180 days following the Closing Date, subject to customary terms and exceptions, which include a pro rata release provision. All of the parties to the IRA will be entitled to the benefit of the early lock-up release provisions of the Amendment with respect to such shares, which represent more than 95% of the currently outstanding shares of Proterra’s capital stock

A copy of the Amendment is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Additional Information

ArcLight intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of ArcLight, in connection with the Business Combination. After the Registration Statement is declared effective, ArcLight intends to mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. ArcLight’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with ArcLight’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about ArcLight, Proterra and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of ArcLight as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus that forms a part thereof, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight with the SEC may be obtained free of charge from ArcLight at https://www.arclightclean.com. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: ArcLight Clean Transition Corp., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, Proterra and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers in ArcLight’s filings with the SEC, including the Registration Statement to be filed with the SEC by ArcLight, and such information and names of Proterra’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by ArcLight, which will include the proxy statement of ArcLight for the Business Combination.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 1 to Sponsor Letter Agreement, dated February 2, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2021

ARCLIGHT CLEAN TRANSITION CORP.

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	President and Chief Executive Officer

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